Larry Spirgel, Assistant Director

Kyle Moffatt, Accounting Branch Chief

Dean Suehiro, Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

August 20, 2010

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 1-13202

Dear Messrs. Spirgel, Moffatt and Suehiro,

We are writing in response to your letter of July 8, 2010 containing comments with respect to the annual report on Form 20-F of Nokia Corporation (“Nokia”) for the fiscal year ended December 31, 2009. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. For your convenience, we have repeated your comments along with our reply.

Form 20-F for the Year Ended December 31, 2009

Note 1. Available-for-sale investments, page F-14

1.               We note that you classify “highly liquid, interest-bearing investments with maturities at acquisition of less than 3 months” as cash equivalents. Please expand the disclosures to address the following:

•                  the purpose for holding the investments;

•                  whether the investments have insignificant risk of changes in value; and

•                  whether the investments are readily convertible to known amounts of cash.

A portion of cash that is needed to cover projected cash needs of on-going operations is invested in highly liquid, interest bearing investments with maturities at acquisition of less than 3 months. Due to high credit quality and short-term nature of these investments there is an insignificant risk of changes in value. Being highly liquid, the investments are readily convertible to known amounts of cash.

In our future filings we will supplement the discussion under the heading “Available-for-sale investments” in Note 1 with the following disclosure. This proposed disclosure is provided for illustration purposes only as an example of the type of discussion we would provide in our 2010 Form 20-F based on the information that was available at the time of the filing of our Form 20-F for the year ended December 31, 2009. Such disclosure will be updated for actual circumstances at December 31, 2010.

“The Group invests a portion of cash needed to cover projected cash needs of its on-going operations in highly liquid, interest-bearing investments. The following investments are classified as available-for-sale based on the purpose for acquiring the investments as well as ongoing intentions:

1)              Highly liquid, interest-bearing investments that are readily convertible to known amounts of cash with maturities at acquisition of less than 3 months, which are classified in the balance sheet as current available-for-sale investments, cash equivalents. Due to high credit quality and short-term nature of these investments there is an insignificant risk of changes in value.

2)              Similar types of investments as in category 1), but with maturities at acquisition of longer than 3 months, classified in the balance sheet as current available-for-sale investments, liquid assets.

3)              Investments in technology related publicly quoted equity shares, or unlisted private equity shares and unlisted funds, are classified in the balance sheet as non-current available-for-sale investments.”

Note 1. Research and development, page F-13

2.               Please tell us and disclose in more detail how you met the criteria in paragraph 57 of IAS 38 for the capitalized development costs.

Our capitalized development costs primarily relate to costs incurred in the Nokia Siemens Networks segment.  We capitalize development costs when technological feasibility has been met and it is probable that we will generate future economic benefits from those costs.  Each project has its own development plan with relevant milestones.  On at least a quarterly basis each project is subject to a formal review including progress and performance against the plan and related milestones, as well as costs incurred to date and costs to complete and estimates of future cash flows from the project.

Technological feasibility is reached when the product is verified to fulfill the required features on a defined quality level and is ready for final verification.  Once technological feasibility is reached, any costs will only begin to be capitalized if we believe it is probable that there are future economic benefits.  In determining how the costs will generate probable future economic benefits, we need to demonstrate that the related intangible asset will generate cash inflows in excess of the cash outflows to generate or acquire it. To demonstrate this, we assess the future benefits to be received from the asset using the principles in IAS 36, Impairment of Assets.

In our Devices & Services segment, products are released soon after technological feasibility has been established.  Therefore, costs incurred subsequent to technological feasibility are usually not significant.

The amounts that the Group capitalized in 2009 were insignificant.

Note 1. Other intangible assets, page F-13

3.               We note that your amortization period appears to be capped at 20 years. Please provide us with more details of this accounting policy and why this policy is appropriate under IAS 38.

We do not have amortization periods capped at 20 years.  In our future filings we will remove the reference to “useful live not exceeding 20 years”.

The following proposed disclosure is provided for illustration purpose only as an example of the type of discussion that we would provide in our 2010 Form 20-F based on the information that was available at the time of the filing of our Form 20-F for the year ended December 31, 2009. Such disclosure will be updated for actual circumstances at December 31, 2010.

“Acquired patents, trademarks, licenses, software licenses for internal use, customer relationships and developed technology are capitalized and amortized using the straight-line method over their useful lives, generally 3 to 6 years. Where an indication of impairment exists the carrying amount of any intangible asset is assessed and written down to its recoverable amount.”

Note 1. Pensions, page F-13

4.               Please disclose how frequently the actuarial valuations are performed.

Actuarial valuations for the Group’s defined benefit pension plans are performed annually. In addition, actuarial valuations are performed when a curtailment or settlement of a defined benefit plan occurs (IAS 19 paragraph 109-115). In the future filings we will supplement the discussion under heading “Pensions” in Note 1 by adding the above disclosure as the last paragraph.

Note 7. Impairment, page F-34

5.               We note your disclosure of post-tax discount rates. We also note that your critical accounting policy for goodwill valuation on page 88 discloses that you use pre-tax discount rate. Please tell why you are disclosing the post-tax discount rates and how these rates are used in your goodwill impairment testing.

IAS 36 requires that the value in use for the cash generating unit is determined on a pre-tax basis. The determination of a pre-tax value in use is based on pre-tax valuation assumptions including pre-tax cash flows and pre-tax discount rate. When observable market-based rates of return are available only on post-tax basis, IAS 36 requires that the resulting post-tax discount rate be adjusted to a corresponding pre-tax measure.

In theory, discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate should give the same result (i.e., a pre-tax value in use measure), as long as the pre-tax discount rate is the post-tax rate adjusted to reflect the specific amount and timing of the future tax cash flows. This means that measures will differ only when there are deferred tax considerations caused by differences between the current tax base and carrying amount of all assets and liabilities of the cash-generating unit.

In our value in use calculations, we employ consistent assumptions in the estimation of the future cash flows and the determination of the discount rate that is used to discount those future cash flows to present value. The discount rates applied in our value in use calculations are derived from the weighted average cost of capital for the Group adjusted for specific risks associated with the estimated cash flows attributable to each cash-generating unit.

Further, we deduct the expected actual cash tax payments from our forecasted pre-tax cash flows to arrive at post-tax cash flows. These post-tax cash flows reflect the specific amount and timing of future cash flows and are discounted at a market-derived post-tax discount rate to arrive at our value in use. Our value in use has been adjusted for the specific amount and timing of future cash flows and, as such, it is consistent with a pre-tax value in use measure and the requirements of IAS 36. Our pre-tax discount rate is derived by determining the rate required to be applied to our pre-tax cash flows to arrive at our pre-tax value in use.

While IAS 36 requires the use of pre-tax discount rates, we understand that our investors are mainly concerned with the estimation of post-tax discount rates. Thus, our disclosure of both measures serves to ensure that we meet the needs of our investors while meeting with requirements of IAS 36.

Note 9. Depreciation and amortization, page F-43

6.               Please tell us where the additional expenses by nature under paragraph 104 of IAS 1 are presented or why such presentation is not required. We note your disclosures in Note 4, Personnel expenses, on page F-28.

We acknowledge the guidance in paragraph 104 of IAS 1.  We currently present “Personnel expenses” in Note 4, “Depreciation and amortization” in Note 9, “Impairment” in note 7 and “Other operating income and expenses” in Note 6. In our future filings we will expand the presentation of expenses by nature by including the following disclosure. This proposed disclosure is provided for illustration purposes only as an example of the type of discussion we would provide in our 2010 Form 20-F based on the information that was available at the time of the filing of our Form 20-F for the year ended December 31, 2009. Such disclosure will be updated for actual circumstances at December 31, 2010.

Expenses by nature
Cost of material
Personnel expenses
Depreciation and amortization
Advertising and promotional costs
Other expenses
Total of Cost of sales, Research and development, Selling and marketing and Administrative and general expenses

*   *   *   *

Nokia acknowledges that

•                  Nokia is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Nokia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Anja Korhonen by e-mail at anja.korhonen@nokia.com or by phone at +358 40 500 3208.

NOKIA CORPORATION

/s/ ANJA KORHONEN	/s/ KAARINA STÅHLBERG
Anja Korhonen	Kaarina Ståhlberg
Senior Vice President,	Vice President,
Corporate Controller	Assistant General Counsel

cc:	Kris Muller
PricewaterhouseCoopers

Pamela M. Gibson
Shearman & Sterling LLP